UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM 11-K
____________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                     to                      .
Commission File Number 001-33268

____________________________

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CENTRAL GARDEN & PET COMPANY
1340 Treat Blvd., Suite 600
Walnut Creek, California 94597

REQUIRED INFORMATION

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 15, 2018	By:	/s/ Derek Hess
Derek Hess
Vice President, Total Rewards

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
Central Garden & Pet Company Investment Growth Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Central Garden & Pet Company Investment Growth Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP

Campbell, California
June 15, 2018

We have served as the Plan’s auditor since 2013.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2017 and 2016

	2017	2016
ASSETS
Investments at fair value	$228,955,529	$196,886,663
Investments at contract value	51,128,115	49,331,259

Total investments	280,083,644	246,217,922

Receivables
Notes receivable from participants	3,637,576	3,712,763
Employer contributions receivable	534,429	663,345
Participant contributions receivable	—	242,582

Total receivables	4,172,005	4,618,690

NET ASSETS AVAILABLE FOR BENEFITS	$284,255,649	$250,836,612

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2017

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of participant-directed investments	$28,428,136
Dividends and interest	9,741,004

Total investment income	38,169,140

Interest income on notes receivable from participants	204,341

Contributions
Participant	11,346,995
Rollover	1,104,919
Employer	2,288,833

Total contributions	14,740,747

Total additions	53,114,228
DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	19,560,420
Administrative and investment expenses	134,771

Total deductions	19,695,191

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	33,419,037

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	250,836,612

End of year	$284,255,649

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1 – DESCRIPTION OF PLAN
The following description of the Central Garden & Pet Company Investment Growth Plan (the Plan) provides only general information. Participants should refer to the summary plan description or plan document, as amended, for a more complete description of plan provisions.
General —The Plan is a defined contribution plan that was established to provide benefits to eligible employees, as provided in the plan document. The Plan covers substantially all employees of Central Garden & Pet Company (the Company) except certain groups of employees as defined in the plan document. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan’s sponsor and serves as Plan administrator.
The Plan was amended and restated, effective January 1, 2017, to move from an individually designed plan to an adopter of an IRS pre-approved Bryan Cave LLP Volume Submitter Plan Document.
Eligibility —Employees of the Company are eligible to participate in the Plan upon reaching age 21 and after completing three months of service on the first day of the next calendar month.
Contributions – Eligible participants may make pre-tax contributions starting at 1% of their eligible compensation subject to the annual dollar maximum set by the Internal Revenue Service (IRS). Unless elected otherwise, eligible participants will be automatically enrolled to contribute 3% of their eligible compensation as pre-tax contributions subject to the IRS limitation. Participants may make a pre-tax contribution from any cash bonus but the deferral election should be made prior to the payment of such cash bonus. Participants may also contribute amounts representing distributions from other qualified plans.
The Company provides a matching contribution equal to 25% of the first 8% of compensation deferred. The matching contribution is paid at the end of each quarter and may be trued-up at the end of the year. Only those participants employed as of the last day of the quarter are eligible to receive the matching contribution. The Company matching contributions may be made in cash or in shares of the Company’s Class A Common Stock, as determined by the Company’s Board of Directors. For 2017, the matching contribution was made in shares of the Company’s Class A Common Stock.
The Company may elect to contribute a bonus matching contribution on behalf of an eligible class of participants. The bonus matching contribution shall be in the same dollar amount for each eligible participant. The Company may also elect to make a discretionary profit sharing contribution to the Plan. Such contribution is allocated to all eligible employees in proportion to the participant’s eligible compensation. Participants are eligible for the bonus matching contribution and profit sharing contribution only if they remain employed at the end of the year, unless employment is terminated due to death, disability, or retirement. The Company did not make a bonus match or discretionary profit sharing contribution for the year ended December 31, 2017.
Participant accounts —Each participant’s account is credited with the participant’s contribution, the Company’s contributions, if any, and any income, gains, or losses attributable to the investment mix of the account. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting —Participants are immediately vested in their salary deferrals and voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service and increases in increments of 20% per year until fully vested after five years of credited service.
Notes receivable from participants – Participants may borrow up to 50% of their vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Maturities on notes receivable are for a maximum of five years, or, for the purchase of a primary residence, a term to be decided by the Plan administrator. Participants are allowed to have only one note receivable outstanding at a time. Notes receivable are secured by the participant’s vested balances, bear interest at prime plus 1% at the time of the borrowing, and generally must be repaid from payroll deductions over the loan term. Notes receivable are generally payable in full upon a participant’s termination of employment or the occurrence of certain other events. Notes receivable as of December 31, 2017 and 2016 carry interest rates ranging from 4.25% to 9.50%, with various maturities through June 2028. Delinquent notes receivable are recorded as distributions based on the terms of the plan document.
Payment of benefits —While still in service, a participant may generally withdraw his or her vested account balance.  Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum distribution.  If a participant’s balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment. If the account balance is over $1,000, the participant may elect either a distribution paid in the form of a lump-sum cash payment, a distribution in Company stock, a direct rollover into another qualified plan, or other distribution methods as described in the plan document.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

Forfeitures —Forfeitures represent the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan and are used to pay administrative expenses and reduce the Company contribution. As of December 31, 2017 and 2016, forfeited non-vested accounts totaled $286,556 and $54,912, respectively. During 2017, the amount used to pay administrative expenses and reduce employer contributions totaled $103,768 and zero, respectively.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of accounting —The financial statements are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Use of estimates —The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation —Investments are stated at fair value, except for the Voya Fixed Account, which is stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Investment contracts — The Voya Fixed Account is a benefit-responsive investment contract.  Investment contracts held by a defined contribution plan are required to be reported at contract value.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Contributions to Voya Institutional Trust Company (Voya) under this contract are maintained in a general account that is credited with earnings on the underlying investment and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Voya. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. There are no reserves against contract value for credit risk.
There are no unfunded commitments. Under the terms of the contract, the Plan sponsor must provide a minimum of 90 days notice to Voya prior to redemption of the contract.
Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (2) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (3) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
Income recognition —Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in the fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

Payment of benefits —Benefits are recorded when paid.
Administrative expenses —Administrative expenses and investment advisory fees paid by the Plan for 2017 were $394,978. Other administrative expenses incurred in the administration of the Plan were paid by the Company.

NOTE 3 – FAIR VALUE MEASUREMENTS
The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

Level 3:	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.
The value of the common stock of the Company is determined by quoted market prices. Accordingly, investments in common stock are classified within level 1 of the valuation hierarchy.
Shares of registered investment company funds are valued at the net asset value (NAV) of shares held by the Plan at year end. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

The following table discloses, by level, the fair value hierarchy of the Plan’s investments at fair value.

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Registered investment companies	$186,725,245	$—	$—	$186,725,245
Common stock	40,803,306	—	—	40,803,306
Interest-bearing cash	1,426,978	—	—	1,426,978

Total investments at fair value	$228,955,529	$—	$—	$228,955,529

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Registered investment companies	$158,228,379	$—	$—	$158,228,379
Common stock	37,425,498	—	—	37,425,498
Interest-bearing cash	1,232,786	—	—	1,232,786

Total investments at fair value	$196,886,663	$—	$—	$196,886,663

NOTE 4– TAX STATUS

The IRS has determined and informed the Company by a letter dated October 15, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Effective January 1, 2017, the Company adopted the Bryan Cave LLP Volume Submitter Defined Contribution Plan Profit Sharing/401(K) Plan (the Prototype Plan). The Prototype Plan has received an opinion letter from the IRS dated March 14, 2014 stating that the written form of the underlying prototype is qualified under Section 401 of the IRC, and that any employer adopting this form of the plan will be considered to have qualified under Section 401 of the IRC. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax period in progress.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 5 – RISKS AND UNCERTAINTIES
The participants invest in various investment securities. Investment securities are exposed to various risks, such as market, interest rate and credit risk. It is reasonably possible that given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS
As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company’s common stock. The aggregate investment in the Company’s common stock was as follows:

	December 31, 2017		December 31, 2016
	Number of Shares	Fair Value	Number of Shares	Fair Value
Central Garden & Pet Company
Class A Common Stock	1,037,969	$39,141,811	1,159,080	$35,815,603
Central Garden & Pet Company
Common Stock	42,690	1,661,495	48,652	1,609,895

		$40,803,306		$37,425,498

Plan investments include shares of registered investment company funds managed by Voya. Any purchases and sales of these funds are performed in the open market at fair value. As Voya is the custodian and trustee of the Plan, transactions with this entity qualify as exempt party-in-interest transactions.
NOTE 7 – PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 8 – RECONCILIATION TO FORM 5500
The financial statements are prepared on the accrual basis of accounting while the Form 5500 is prepared on cash basis of accounting.
The following is a reconciliation of net assets available for benefits per financial statements to the Form 5500 as of December 31, 2017 and 2016:

	2017	2016
Net assets available for benefits per the financial statements	$284,255,649	$250,836,612
Less contributions receivable, end of year
Participant	—	(242,582)
Employer	(534,429)	(663,345)

Net assets available for benefits per Form 5500	$283,721,220	$249,930,685

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

The following is a reconciliation of contributions per financial statements to the Form 5500 as of December 31, 2017:

2017
Contributions per the financial statements	$14,740,747
Add contributions receivable, beginning of year
Participant	242,582
Employer	663,345
Less contributions receivable, end of year
Employer	(534,429)

Contributions per the Form 5500	$15,112,245

NOTE 9 – SUBSEQUENT EVENTS
In preparing the Plan's financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements.

SUPPLEMENTAL INFORMATION

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
SCHEDULE H, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017
Employer identification number: 68-0275553
Plan number: 001
Schedule H, Line 4(i)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment,including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Investments at fair value:
	Registered Investment Companies
	American Funds EuroPacific Growth Fund R5	Registered investment company	$17,071,418
	Delaware Value Fund Institutional	Registered investment company	14,836,160
	Franklin International SmallCap Growth Fund Advisor	Registered investment company	2,414,159
	JP Morgan Small Cap Value Fund R6	Registered investment company	8,045,023
	Lord Abbett Income Fund F	Registered investment company	3,228,028
	Massachusetts Investors Growth Stock Fund R4	Registered investment company	18,482,036
	Principal MidCap S&P 400 Index Fund R4	Registered investment company	8,761,535
	T. Rowe Price Mid-Cap Growth Fund Advisor	Registered investment company	7,694,862
	T. Rowe Price Retirement Balanced Fund	Registered investment company	1,187,598
	T. Rowe Price Retirement Income 2010 Advisor Fund	Registered investment company	159,225
	T. Rowe Price Retirement Income 2015 Advisor Fund	Registered investment company	337,108
	T. Rowe Price Retirement Income 2020 Advisor Fund	Registered investment company	3,129,486
	T. Rowe Price Retirement Income 2025 Advisor Fund	Registered investment company	2,323,266
	T. Rowe Price Retirement Income 2030 Advisor Fund	Registered investment company	2,509,738
	T. Rowe Price Retirement Income 2035 Advisor Fund	Registered investment company	2,266,328
	T. Rowe Price Retirement Income 2040 Advisor Fund	Registered investment company	1,709,468
	T. Rowe Price Retirement Income 2045 Advisor Fund	Registered investment company	1,260,263
	T. Rowe Price Retirement Income 2050 Advisor Fund	Registered investment company	603,019
	T. Rowe Price Retirement Income 2055 Advisor Fund	Registered investment company	1,075,279
	T. Rowe Price Retirement Income 2060 Advisor Fund	Registered investment company	92,165
	Vanguard Institutional Index Fund	Registered investment company	33,676,379
	Vanguard Small Cap Index Fund Admiral	Registered investment company	9,628,230
*	Voya Clarion Real Estate Portfolio Institutional Fund	Registered investment company	1,378,497
*	Voya Corporate Leaders 100 Fund Institutional	Registered investment company	6,981,481
*	Voya GNMA Income Fund A	Registered investment company	8,870,292
*	Voya Government Money Market Fund	Registered investment company	297,187
*	Voya T. Rowe Price Capital Appreciation Portfolio - Institutional Class	Registered investment company	28,707,015
			186,725,245
*	Central Garden & Pet Company Stock Fund A:
	Central Garden & Pet Class A Common Stock	Class A Common Stock	39,141,811
	Interest-bearing cash	Interest-bearing cash	1,361,212
	Total Central Garden & Pet Stock Fund A		40,503,023
*	Central Garden & Pet Company Stock Fund:
	Central Garden & Pet Company Stock	Common Stock	1,661,495
	Interest-bearing cash	Interest-bearing cash	65,766
	Total Central Garden & Pet Stock Fund		1,727,261

	Investment at contract value:
*	Voya Fixed Account	Guaranteed investment contract	47,787,676
*	Voya Fixed Account A	Guaranteed investment contract	3,340,439
	Total investments per financial statements		280,083,644
*	Participant loans	Interest rates between 4.25% and 9.50%, maturing through June 2028	3,637,576

	Total investments per Form 5500		$283,721,220

*	Indicates party-in-interest as defined by ERISA
Column (d) information was omitted as all investments are participant-directed

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 333-141671 and 333-176408) on Form S-8 of Central Garden & Pet Company of our report dated June 15, 2018, with respect to the statements of net assets available for benefits of the Central Garden & Pet Company Investment Growth Plan as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related supplemental information as of December 31, 2017, appearing in this Annual Report (Form 11-K) of Central Garden & Pet Company Investment Growth Plan.

/s/ MOSS ADAMS LLP

Campbell, California
June 15, 2018